                                                                    EXHIBIT 99.6

                     CONSENT OF SRK CONSULTING (CANADA) INC.

March 23, 2006


The Board of Directors
Breakwater Resources Ltd.

We consent to the reference to our report of August 2001 which was further revised in June 2003 in this annual report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,
SRK CONSULTING (CANADA) INC.


Per: /s/ Ken Reipas
Principal Mining Engineer